UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HYCROFT MINING HOLDING CORPORATION

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

44862P109

(CUSIP Number)

Roger W. Bivans

Baker & McKenzie LLP

1900 N. Pearl Street, Suite 1500

Dallas, Texas 75201

(214) 978-3095

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 25, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	44862P109

1	NAME OF REPORTING PERSON: Eric Sprott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 23,408,240[1]
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 23,408,240[1]
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,408,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.9%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

[1]	The 23,408,240 shares of Class A common stock, par value $0.0001 per share (“Common Stock”), of Hycroft Mining Holding Corporation (the “Issuer”) are held of record by 2176423 Ontario Ltd. (“2176423 Ontario”). 2176423 Ontario also holds a warrant to acquire 23,408,240 shares of Common Stock, but the terms and conditions of such warrant preclude 2176423 Ontario from exercising the warrant to the extent that such exercise would cause 2176423 Ontario (together with its affiliates) to beneficially own in excess of 9.8% of the shares of Common Stock of the Issuer immediately after such exercise. Eric Sprott controls 2176423 Ontario and has the power to direct the voting and disposition of Common Stock held by the entity through his ownership interests in 2176423 Ontario.
[2]	The percentage set forth in Row 13 of this Cover Page is calculated based on 196,803,459 shares of Common Stock outstanding on March 31, 2022, as set forth in the Issuer’s Form 10-K filed on March 31, 2022 (the “Form 10-K”).

CUSIP No.	44862P109

1	NAME OF REPORTING PERSON: 2176423 Ontario Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 23,408,240
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 23,408,240
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,408,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.9%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

[3]	The percentage set forth in Row 13 of this Cover Page is calculated based on 196,803,459 shares of Common Stock outstanding on March 31, 2022, as set forth in the Issuer’s Form 10-K.

This Amendment No. 2 (this “Amendment”) is being filed to update the percentage of shares beneficially owned by the Reporting Persons (as defined herein) to reflect the limitation contained in the terms and conditions of the warrant held of record by 2176423 Ontario (as defined herein) which precludes 2176423 Ontario from exercising such warrant to the extent that such exercise would cause 2176423 Ontario (together with its affiliates) to beneficially own in excess of 9.8% of the shares of the Issuer’s Common Stock (as defined herein) immediately after such exercise. As a result of such beneficial ownership limitation, the Reporting Persons are not deemed to beneficially own any shares of Common Stock that would otherwise be issuable upon exercise of such warrant.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to relates to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of Hycroft Mining Holding Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 8181 E. Tufts Avenue, Suite 510, Denver, Colorado 80237.

Item 2. Identity and Background

This Statement is being filed by and on behalf of Eric Sprott (“Mr. Sprott”) and 2176423 Ontario Ltd. (“2176423 Ontario”, and together with Mr. Sprott, the “Reporting Persons”). Mr. Sprott’s principal occupation is as an investor through a holding company which he beneficially owns, 2176423 Ontario. The business address of the Reporting Persons is 200 Bay Street, Suite 2600, Royal Bank Plaza, South Tower, Toronto, Ontario M5J 2J1. Mr. Sprott is a Canadian citizen and 2176423 Ontario exists under the Business Corporations Act (Ontario).

During the last five years, the Reporting Persons have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On March 15, 2022, the Issuer completed a private placement to 2176423 Ontario for 23,408,240 units (“Units”) at a purchase price per Unit of $1.193, with each Unit consisting of one share of the Issuer’s Common Stock and one warrant to purchase a share of Common Stock, for gross proceeds of approximately $28 million. The source of funds for acquiring the Common Stock described herein was the working capital of 2176423 Ontario.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Common Stock in the Issuer for investment purposes.

The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of Common Stock will be acquired by the Reporting Person or whether the Reporting Person will dispose of any shares of Common Stock. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. At any time, the Reporting Persons may acquire additional shares of Common Stock of the Issuer, or retain or sell some or all of shares of Common Stock owned by the Reporting Persons then held, subject to applicable law, in either case in the open market, in privately negotiated transactions or otherwise.

Other than as described in this Statement, the Reporting Persons do have any current plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of the investment in the Common Stock and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

(a) The information provided on the cover pages to this Statement are hereby incorporated by reference. As of the close of business on March 25, 2022, the Reporting Persons acquired or have been granted, and for the purposes of Rule 13d-3 of the Exchange Act, beneficially own, an aggregate of 23,408,240 shares of Common Stock, which represents roughly 11.9% of the 196,803,459 shares of Common Stock outstanding as of March 31, 2022 based on the number of outstanding shares of Common Stock reported by the Issuer on such date. 2176423 Ontario also holds a warrant to acquire 23,408,240 shares of Common Stock, but the terms and conditions of such warrant preclude 2176423 Ontario from exercising the warrant to the extent that such exercise would cause 2176423 Ontario (together with its affiliates) to beneficially own in excess of 9.8% of the shares of Common Stock of the Issuer immediately after such exercise.

(b) The responses in rows 7, 8, 9 and 10 of the cover pages to this Statement are hereby incorporated by reference.

(c) Except for the transaction described in Item 3 of this Statement, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Common Stock of the Issuer.

(d) No person, other than the Reporting Persons, is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock reported in this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

The Reporting Persons’ response to Item 3 and Item 4 of this Statement is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibit

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2022

2176423 Ontario Ltd.

By:	/s/ Eric Sprott
Name:	Eric Sprott
Title:	President

By:	/s/ Eric Sprott
Name:	Eric Sprott